Filed Pursuant to Rule 433
Registration No. 333-128517

December 5, 2005

Union Electric Company

Pricing Term Sheet

Issuer:	Union Electric Company d/b/a AmerenUE
Size:	$260,000,000 Senior Secured Notes
Maturity:	February 1, 2016
Coupon:	5.40%
Price:	99.716% of face amount
Net Proceeds (after expenses):	$257,321,600
Yield to Maturity:	5.435%
Spread to Benchmark Treasury:	0.87%
Benchmark Treasury:	4.50% due November 2015
Benchmark Treasury Yield:	4.565%
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2006
Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury plus 15 basis points
Security:	Until the release date, the Senior Secured Notes will be secured by a series of the issuer’s first mortgage bonds
Settlement:	T+3; December 8, 2005
CUSIP:	02360FAC0
Ratings:	A1 by Moody’s Investors Service, Inc. and BBB+ by Standard & Poor’s Ratings Services

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free 1-888-227-2275, ext. 2663, BNY Capital Markets, Inc. collect 1-212-635-8974 or J.P. Morgan Securities Inc. collect 1-212-834-4533.